July 7, 2025

Michael J. Sacks
Chief Executive Officer
GCM Grosvenor Inc.
900 North Michigan Avenue
Suite 1100
Chicago, IL 60611

       Re: GCM Grosvenor Inc.
           Registration Statement on Form S-3
           Filed June 27, 2025
           File No. 333-288378
Dear Michael J. Sacks:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Madeleine Joy Mateo at 202-551-3465 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Finance
cc:   Drew Capurro, Esq.